EXHIBIT 12.3

NEVADA POWER COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years Ended December 31,
	2017	2016	2015	2014	2013

Earnings available for fixed charges:
Net income	$255	$279	$288	$227	$145
Add (deduct):
Income tax expense	156	146	162	130	94
Fixed charges	179	185	190	211	220
Capitalized interest (allowance for borrowed funds used during construction)	(1)	(4)	(3)	(1)	(6)
	334	327	349	340	308

Total earnings available for fixed charges	$589	$606	$637	$567	$453

Fixed charges -
Interest expense	179	185	190	211	220
Total fixed charges	$179	$185	$190	$211	$220

Ratio of earnings to fixed charges	3.3x	3.3x	3.4x	2.7x	2.1x